UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 20, 2026

Personalis, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38943	27-5411038
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6600 Dumbarton Circle Fremont, California	94555
(Address of Principal Executive Offices)	(Zip Code)

(650) 752-1300

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	PSNL	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 20, 2026, Personalis, Inc., a Delaware corporation (“Personalis” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Tempus AI, Inc., a Nevada corporation (“Tempus” or “Parent”), Aviary Development, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub I”) and Toucan Development, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein, (a) Merger Sub I will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Parent (the “First Surviving Corporation”), and (b) as part of the same overall transaction, immediately after the First Merger, the First Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving as a wholly-owned subsidiary of Parent (the “Surviving Company”). The parties intend that the transaction qualify as a reorganization under Section 368(a) of the Code. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined have the meaning set forth in the Merger Agreement.

Approvals. The execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby have been approved by the board of directors of the Company (the “Company’s Board of Directors”) and the board of directors of Tempus, and the Company’s Board of Directors has resolved to recommend to the stockholders of the Company to adopt the Merger Agreement, subject to its terms and conditions.

Consideration to Company Stockholders. At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock that are owned or held in treasury by the Company or are owned by Parent, the Merger Subs or their other controlled affiliates (such shares, the “Cancelled Shares”) and shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares in accordance with the DGCL (such shares, the “Dissenting Shares”)) will be automatically converted into the right to receive in accordance with, and subject to the terms, conditions and procedures set forth in the Merger Agreement, the following consideration (collectively, the “Merger Consideration”):

•

a number of validly issued, fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio (the “Stock Consideration”); provided, however, that Parent may elect (a “Parent Cash Election”) to pay cash for up to 50% of the aggregate number of outstanding shares of Company Common Stock (which such amount may be automatically reduced to preserve the intended tax treatment of the Mergers). If Parent makes a Parent Cash Election, each holder will receive: (a) an amount in cash equal to the Per Share Cash Consideration of $16.25 per share, without interest (the “Cash Consideration”) (which may include a fraction of an Eligible Share and, in that context, will be rounded to the nearest four decimal places), for such holder’s pro rata portion of the Eligible Shares subject to the Parent Cash Election (determined by multiplying the holder’s Eligible Shares by a fraction equal to the Cash Share Number divided by the total shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares)), and (b) the Stock Consideration for the holder’s remaining Eligible Shares;

•	cash in lieu of fractional shares of Parent Class A Common Stock in accordance with the Merger Agreement (the “Fractional Share Consideration”); and

•	Post-Closing Distributions, if any.

Pursuant to the Merger Agreement, the Exchange Ratio is determined as follows:

•	if the Parent Stock Price (as defined below) is equal to or less than the Floor Price of $48.42, the Exchange Ratio will be fixed at 0.3356; and

•	if the Parent Stock Price is greater than the Floor Price, the Exchange Ratio will be equal to $16.25 divided by the Parent Stock Price.

The “Parent Stock Price” means the volume-weighted average price of Parent Class A Common Stock on The Nasdaq Global Select Market (“Nasdaq”) for the fifteen consecutive trading days prior to the last trading day prior to the Closing Date. However, if Parent enters into or consummates a Parent Transaction (as defined in the Merger Agreement) prior to the Closing, the Parent Stock Price will instead be based on the per-share consideration payable in the Parent Transaction.

The shares of Parent Class A Common Stock to be issued as Stock Consideration will be listed on Nasdaq.

Treatment of Company Equity Awards. The Merger Agreement provides that, at the Effective Time:

•

each In-the-Money Company Option (i) held by a former employee or any non-employee director (whether vested or unvested) or (ii) held by any current service provider that is vested and exercisable, in each case, that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and converted into the right to receive the Stock Consideration in respect of each Net Option Share subject to such In-the-Money Company Option immediately prior to the Effective Time;

•

each other In-the-Money Company Option that is outstanding and unexercised immediately prior to the Effective Time will be assumed by Parent and converted automatically into an option to purchase a number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (x) the number of shares subject to such In-the-Money Company Option immediately prior to the Effective Time, by (y) the Exchange Ratio, with an exercise price per share of Parent Class A Common Stock equal to (i) the per share exercise price for each share subject to the corresponding Company Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio;

•	each Out-of-the-Money Company Option outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be cancelled without any consideration;

•

each Company RSU (whether vested or unvested) that is held by a non-employee director of the Company outstanding as of immediately prior to the Effective Time will automatically accelerate to be fully vested as of immediately prior to the Effective Time and be cancelled in exchange for the Stock Consideration;

•

each other Company RSU that is outstanding immediately prior to the Effective Time will be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (i) the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by (ii) the Exchange Ratio;

•

the unvested portion of each Company PSU that is outstanding immediately prior to the Effective Time will accelerate and vest with respect to that number of Company PSUs equal to (i) the total outstanding Company PSUs multiplied by (ii) the quotient obtained by dividing (x) the number of full calendar quarters that have elapsed from (and including) the start of the applicable measurement period through (and including) the Closing Date by (y) the number of full calendar quarters in the measurement period. Such vested Company PSUs will automatically be cancelled in exchange for the Stock Consideration;

•

after giving effect to the foregoing acceleration, the remaining unvested portion of each Company PSU that is outstanding immediately prior to the Effective Time will be assumed and converted automatically into a restricted stock unit award with respect to a number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (i) the number of unvested Company PSUs by (ii) the Exchange Ratio. Following the Effective Time, the assumed PSUs shall be subject to only time-based vesting and will vest in successive, equal installments on the last day of each calendar quarter during the period beginning on (and including) the day immediately following the Closing Date and ending on the last day of the measurement period, subject to the holder’s continued service through the applicable vesting date; and

•

(i) with respect to any offering periods in effect as of the signing of the Merger Agreement under the Company ESPP (the “Current ESPP Offering Periods”), no employee who is not a participant in the Company ESPP may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current ESPP Offering Periods; (ii) subject to the consummation of the Mergers, the Company ESPP will terminate effective immediately prior to the Effective Time; (iii) if the Current ESPP Offering Periods terminate prior to the Effective Time, then the Company ESPP will be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such current ESPP offering period will be accelerated to a date within ten (10) business days prior to the Closing Date.

Conditions to Closing. Under the terms of the Merger Agreement, the completion of the Mergers is subject to certain customary closing conditions, including, among others: (i) the approval of the Mergers and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon; (ii) the approval for listing on Nasdaq of the Parent Class A Common Stock to be issued in the Mergers; (iii) the effectiveness of a registration statement on Form S-4 filed by Parent registering the Parent Class A Common Stock to be issued in connection with the Mergers; (iv) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the parties with their respective covenants in the Merger Agreement; (vi) the absence of any law or order restraining, enjoining or otherwise prohibiting the consummation of the Mergers; (vii) the expiration or termination of the required waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval or issuance of any other filing or consent or the expiration or termination of any other waiting period applicable to the Mergers, in accordance with the Merger Agreement; (viii) the receipt by the Company of an opinion to the effect that the Mergers will qualify as a reorganization for U.S. federal income tax purposes; and (ix) the absence of a Company Material Adverse Effect (in the case of Parent’s obligation to close) or a Parent Material Adverse Effect (in the case of the Company’s obligation to close).

Representations, Warranties and Covenants. The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, the Company has agreed, subject to certain exceptions, to use reasonable best efforts to operate its business and operations in all material respects in the ordinary course and the Company and Parent have each agreed to certain other interim operating covenants, as set forth more fully in the Merger Agreement.

No-Solicitation. The Company has also agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, the Company may under certain circumstances provide, pursuant to an acceptable confidentiality agreement, information to and engage in or otherwise participate in discussions or negotiations with third parties with respect to a written alternative acquisition proposal that the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal and the failure to take such action would be inconsistent with the fiduciary duties of the Company’s Board of Directors under applicable law. The Merger Agreement also requires that the Company’s Board of Directors recommend that the stockholders of the Company adopt the Merger Agreement (the “Company Board Recommendation”) and not, among other things, (a) (i) withdraw or qualify (or modify in a manner adverse to Parent), or otherwise propose to withdraw or qualify (or modify in a manner adverse to Parent), the Company Board Recommendation, (ii) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any alternative acquisition proposal or (iii) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus or the Form S-4, (any such action in (a), a “Company Adverse Change Recommendation”), or (b) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Company Acquisition Agreement (other than an acceptable confidentiality agreement) with respect to any alternative acquisition proposal. The Company’s Board of Directors is permitted, subject to the terms and conditions set forth in the Merger Agreement, to make a Company Adverse Change Recommendation in response to a Superior Proposal and/or make a Company Adverse Change Recommendation in response to a Change in Circumstance, subject in each case to certain notice and matching rights in favor of Parent and payment of the termination fee described below in certain circumstances. Notwithstanding a Company Adverse Change Recommendation, unless the Merger Agreement is validly terminated, the Company is still required to convene the meeting of its stockholders to obtain the requisite stockholder approval contemplated by the Merger Agreement.

Termination Rights. The Merger Agreement includes a remedy of specific performance for the Company and Parent. The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by Parent due to a Company Adverse Change Recommendation, the Company will be required to pay to Parent a termination fee (the “Termination Fee”) of approximately $76.8 million. The Termination Fee is also payable if: (a) the Merger Agreement is terminated in certain circumstances, (b) after the date of the Merger Agreement and prior to such termination a bona fide proposal for an alternative acquisition transaction has been publicly disclosed and not withdrawn, and (c) within twelve months of such termination, the Company enters into a definitive agreement with respect to an alternative acquisition transaction that is subsequently consummated. The Company also has the right to terminate the Merger Agreement if the Parent Stock Price (as finally determined pursuant to the Merger Agreement) is less than the Lower Floor Price of $46.00, which right is only expected to be exercisable within a two business day period preceding the day the Closing would otherwise be required to occur.

The Merger Agreement further provides that Parent will be required to pay the Company a reverse termination fee of approximately $76.8 million in the event the Merger Agreement is terminated under certain specified circumstances, including if the Merger Agreement is terminated by Parent or the Company either (a) due to the existence of a permanent legal restraint under the HSR Act or another Antitrust Law (solely to the extent such restraint is primarily due to Parent’s breach of certain of its obligations under the Merger Agreement), or (b) due to the Effective Time not having occurred by April 20, 2027 (the “Outside Date”) (provided that the Outside Date will be automatically extended for an additional six months and an additional six months thereafter pursuant to the Merger Agreement), when, at the time of termination, the applicable regulatory conditions to the Closing under the HSR Act or another Antitrust Law have not been satisfied primarily due to Parent’s breach of certain of its obligations under the Merger Agreement, and all other conditions to the Closing have been satisfied or waived.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Merck Sharp & Dohme LLC, in its capacity as a stockholder of the Company (“Merck”), entered into a Voting Agreement (the “Voting Agreement”), pursuant to which Merck has agreed to vote its shares of Company Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, and to vote such shares against any competing acquisition proposal or any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Mergers. As of July 20, 2026, Merck holds approximately 13% of Company’s outstanding voting power. The Voting Agreement will terminate upon the earliest to occur of (a) the Effective Time, (b) the valid termination of the Merger Agreement, (c) any modification or amendment to the Merger Agreement that reduces the amount, or changes the form or otherwise adversely affects the consideration payable to Merck pursuant to the Merger Agreement(other than changes expressly contemplated by the Merger Agreement as in effect on the date hereof), extends the Outside Date or imposes any additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Mergers, and (d) the mutual written consent of the parties to the Voting Agreement.

The foregoing description of the Merger Agreement and Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement and Voting Agreement, a copy of which is filed as Exhibit 2.1 hereto and Exhibit 10.1 hereto, and are each incorporated by reference herein. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent, Merger Sub I or Merger Sub II. In particular, the representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure letters made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Parent and the Company. This communication includes forward-looking statements within the meaning of federal securities laws. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Parent’s common shares or the Company’s stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that stockholders of the Company may not approve the merger agreement; the risk that a condition to closing of the transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate timing, outcome and results of integrating the operations of Parent and the Company; the effects of the business combination of Parent and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; regulatory approval and clearances of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction; the significant costs associated with the proposed transaction; potential litigation relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of Parent and/or the Company to pursue certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of Parent and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Parent and the Company operate; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Parent’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Parent’s and the Company’s respective periodic reports and other filings with the SEC, including the risk factors identified in Parent’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Parent nor the Company undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Tempus will file with the SEC a registration statement on Form S-4 which will include a document that serves as a prospectus of Tempus and a proxy statement of the Company (the “proxy statement/prospectus”). Tempus, the Company and certain of their respective affiliates intend to jointly file a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be sent to the stockholders of the Company seeking their approval of the transaction-related proposals. This communication is not a substitute for the registration statement, the proxy statement/prospectus, the Schedule 13E-3 or any other document that the Company or Tempus may file with the SEC with respect to the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, THE COMPANY AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Tempus at its website, www.tempus.com, or from the Company at its website, www.personalis.com. Documents filed with the SEC by Tempus will be available free of charge by accessing Tempus’s website at https://investors.Tempus.com/financials/sec-filings, under the heading SEC Filings, or, alternatively, by contacting Tempus’s Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654, and documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.personalis.com under the heading Investor or, alternatively, by contacting the Company’s Investor Relations department at investors@personalis.com.

Participants in the Solicitation

Tempus and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and Tempus in respect of the proposed merger under the rules of the SEC. Information regarding the Company’s directors and certain of its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” and “Director Compensation” contained in the Company’s definitive proxy statement on Schedule 14A for the Company’s 2026 annual meeting of stockholders, which was filed with the SEC on April 2, 2026. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including (i) the Form 4 filed by Dr. Myers on May 14, 2026; (ii) the Form 4 filed by Ms. Bloom on May 14, 2026; (iii) the Form 4 filed by Ms. Shoff on May 14, 2026; (iv) the Form 4 filed by Dr. Widder on May 14, 2026; (v) the Form 4 filed by Mr. Bowman on May 14, 2026; (vi) the Form 4 filed by Ms. Eastham on May 14, 2026 and the Amended Form 4 filed by Ms. Eastham on June 11, 2026; (vii) the Form 4s filed by Mr. Tachibana on May 29, 2026, June 5, 2026, June 26, 2026 and June 29, 2026; (viii) the Form 4 filed by Dr. Chen on July 15, 2026; and (ix) the Form 4s filed by Mr. Hall on May 29, 2026, June 26, 2026 and July 9, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Tempus using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of July 20, 2026, by and among Tempus AI, Inc., Personalis, Inc., Aviary Development, Inc., and Toucan Merger Sub, LLC.

10.1	Voting Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Personalis, Inc.

Dated: July 20, 2026	By:	/s/ Chris Hall
Chris Hall
Chief Executive Officer